

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2020

Ronald Loudoun
Chief Executive Officer
GREEN HYGIENICS HOLDINGS INC.
13795 Blaisdell Place, Suite 202
Poway, CA 92064

> **Re: GREEN HYGIENICS HOLDINGS INC.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2020**
> **File No. 333-236212**

Dear Mr. Loudoun:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Marc A. Indeglia, Esq.